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                                                                  EXHIBIT (d)(8)

                            CALAMOS INVESTMENT TRUST

                        ORGANIZATIONAL EXPENSES AGREEMENT

      CALAMOS INVESTMENT TRUST, a Massachusetts business trust (the "Trust"), and CALAMOS ADVISORS LLC, a limited liability company ("CAL"), in consideration for the engagement by CAL as the investment adviser for the series of the Trust designated Calamos International Growth Fund (the "Fund") pursuant to a separate agreement, agree as follows:

      1. ADVANCEMENT AND REIMBURSEMENT OF EXPENSES. CAL shall pay all of the organizational expenses of the Fund, including but not limited to initial, registration fees and fees for services rendered prior to commencement of the initial public offering of shares. The Fund shall reimburse CAL for such expense payments upon receiving a request from CAL seeking reimbursement.

      2. OBLIGATION OF THE TRUST. This agreement is executed by an officer of the Trust on behalf of the Trust and not individually. The obligations of this agreement with respect to the Fund are binding only upon the assets and property of the Fund and not upon the trustees, officers or shareholders of the Trust individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated:  December 13, 2004

CALAMOS INVESTMENT TRUST                CALAMOS ADVISORS LLC

By _____________________                By _____________________